Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
($ in millions, except ratio)	September 30, 2017	September 30, 2016
Income before income taxes	$1,657	$801
Income related to equity method investees	(29)	(8)
	1,628	793
Add/(deduct):
Fixed charges	270	200
Interest capitalized	(1)	(1)
Distributed income of equity method investees	24	7
Earnings available for fixed charges	$1,921	$999
Fixed charges:
Interest expensed and capitalized (1)	$217	$160
Estimate of interest within rent expense	53	40
Total fixed charges	$270	$200
Ratio of earnings to fixed charges	7.1	5.0

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12